Exhibit A

CERAGON NETWORKS IS DELISTING ITS ORDINARY SHARES FROM TEL AVIV STOCK EXCHANGE

Little Falls, New Jersey, September 11, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it is voluntarily delisting the company’s ordinary shares from trading on the Tel Aviv Stock Exchange (TASE).  Under applicable Israeli law, the delisting of Ceragon’s ordinary shares from trading on the TASE is expected to become effective three months after the date of notice to the TASE, i.e. as of December 11, 2017. Until such date, Ceragon's ordinary shares will continue to be traded both on the NASDAQ and on the TASE. Following the delisting - all of its ordinary shares now traded on the TASE are expected to transfer to NASDAQ.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact Tanya Solomon Ceragon Networks Tel: +972-3-543-1163 Tanyas@ceragon.com	Investors Contact: Claudia Gatlin Tel +1 212 830-9080 claudiag@ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may","plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risksassociated with a decline in revenues; the risks relating to the concentration of Ceragon's business in India, Latin America and in developing nations and the political, economic and regulatory risks from doing business in those regions, including potential currency restrictions; the risk associated with a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues;the risk associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; the risk associated with Ceragon’s failure to effectively compete with other wireless equipment providers; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

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